

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 15, 2010

NATURAL GAS SERVICES GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Colorado	**1-31398**	**75-2811855**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

508 West Wall Street, Suite 550
Midland, TX 79701
(Address of Principal Executive Offices)

(432) 262-2700
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14 (c)).

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On June 17, 2010, Alan Baker retired from our Board of Directors. Mr. Baker's retirement was not due to any disagreements relating to our operations, policies or practices.

Our Board of Directors does not at this time have a candidate to replace Mr. Baker. Thus, with Mr. Baker's retirement, the Board currently consists of six members. While Mr. Baker was a member of our Compensation and Governance & Personnel Development committees, each of those committees will consist of three independent directors following Mr. Baker's retirement.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On June 15, 2010, we held our Annual Meeting of Shareholders (the "Annual Meeting") at which two proposals were presented to the Company's shareholders for consideration. The two matters presented were: (1) the election of two directors to hold office until the 2013 Annual Meeting of Shareholders and until their respective successors have been elected, and (2) a proposal to ratify the appointment of BDO Seidman, LLP as the Company's independent registered public accounting firm for the year ending December 31, 2010. These proposals were described in detail in the Company's definitive Proxy Statement for the Annual Meeting filed with the Securities and Exchange Commission on April 30, 2010.

(1) Election of Directors: The two nominees for election to the Board of Directors were elected by the shareholders by the following vote:

Director Nominee	For	Against and Authority Withheld	Abstentions And Broker Non-Vote
John W. Chisholm	9,434,705	128,352	1,719,974
Richard L. Yadon	9,430,955	132,102	1,719,974

(2) Ratification of Appointment of Independent Registered Public Accounting Firm: The proposal to ratify the appointment of BDO Seidman, LLP as the Company's independent registered public accounting firm was approved by the shareholders by the following vote:

For	Against	Abstain
10,989,678	38,605	2,760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC.

Dated: June 17, 2010

By: /s/ Stephen C. Taylor

Stephen C. Taylor
President & Chief Executive Officer